SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-1)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Great Wolf Resorts, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

391523107
(CUSIP Number)

Hovde Capital Advisors LLC 1826 Jefferson Place, N.W. Washington, D.C. 20036 Attn: Richard J. Perry, Jr., Esq. (202) 822-8117
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 391523107

1.  Names of reporting persons:

Eric D. Hovde

2.  Check the appropriate box if a member of a group (see instructions):

     (a) [X],

     (b) [   ]

3.  SEC Use Only:

4.  Source of funds (see instructions):

AF/PF

5.  Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [  ]

6.  Citizenship or place of organization:

Citizenship - United States of America

Number of shares beneficially owned by each reporting person with:	7. Sole voting power: 59,671 Shares
8. Shared voting power: 1,671,303 Shares
9. Sole dispositive power: 59,671 Shares
10. Shared dispositive power: 1,671,303 Shares

11.  Aggregate amount beneficially owned by each reporting person:

1,730,974 Shares

12.  Check if the aggregate amount in row (11) excludes certain shares (see instructions):

[X]

13.  Percent of class represented by amount in row (11):

5.6%

14.  Type of reporting person (see instructions):

IN (Individual)

CUSIP No: 391523107

1.  Names of reporting persons:

Richard J. Perry, Jr.

2.  Check the appropriate box if a member of a group (see instructions):

     (a) [X],

     (b) [   ]

3.  SEC Use Only:

4.  Source of funds (see instructions):

AF

5.  Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [  ]

6.  Citizenship or place of organization:

Citizenship - United States of America

Number of shares beneficially owned by each reporting person with:	7. Sole voting power: 0 Shares
8. Shared voting power: 1,655,988 Shares
9. Sole dispositive power: 0 Shares
10. Shared dispositive power: 1,655,988 Shares

11.  Aggregate amount beneficially owned by each reporting person:

1,655,988 Shares

12.  Check if the aggregate amount in row (11) excludes certain shares (see instructions):

[X]

13.  Percent of class represented by amount in row (11):

5.4%

14.  Type of reporting person (see instructions):

IN (Individual)

CUSIP No: 391523107

1.  Names of reporting persons:

Steven D. Hovde

2.  Check the appropriate box if a member of a group (see instructions):

     (a) [X],

     (b) [   ]

3.  SEC Use Only:

4.  Source of funds (see instructions):

AF

5.  Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [  ]

6.  Citizenship or place of organization:

Place of Organization - United States of America

Number of shares beneficially owned by each reporting person with:	7. Sole voting power: 0 Shares
8. Shared voting power: 28,140 Shares
9. Sole dispositive power: 0 Shares
10. Shared dispositive power: 28,140 Shares

11.  Aggregate amount beneficially owned by each reporting person:

28,140 Shares

12.  Check if the aggregate amount in row (11) excludes certain shares (see instructions):

[X]

13.  Percent of class represented by amount in row (11):

 0.1%

14.  Type of reporting person (see instructions):

IN (Individual)

CUSIP No: 391523107

1.  Names of reporting persons:

Hovde Capital Advisors LLC

2.  Check the appropriate box if a member of a group (see instructions):

     (a) [X],

     (b) [   ]

3.  SEC Use Only:

4.  Source of funds (see instructions):

AF

5.  Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [  ]

6.  Citizenship or place of organization:

 Place of Organization - State of Delaware

Number of shares beneficially owned by each reporting person with:	7. Sole voting power: 0 Shares
8. Shared voting power: 1,643,163 Shares
9. Sole dispositive power: 0 Shares
10. Shared dispositive power: 1,643,163 Shares

11.  Aggregate amount beneficially owned by each reporting person:

1,643,163 Shares

12.  Check if the aggregate amount in row (11) excludes certain shares (see instructions):

[X]

13.  Percent of class represented by amount in row (11):

5.3%

14.  Type of reporting person (see instructions):

IA (Investment Advisor)

CUSIP No: 391523107

1.  Names of reporting persons:

Financial Institution Partners, L.P.

2.  Check the appropriate box if a member of a group (see instructions):

     (a) [X],

     (b) [   ]

3.  SEC Use Only:

4.  Source of funds (see instructions):

WC

5.  Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [  ]

6.  Citizenship or place of organization:

Place of Organization – State of Delaware

Number of shares beneficially owned by each reporting person with:	7. Sole voting power: 0 Shares
8. Shared voting power: 610,584 Shares
9. Sole dispositive power: 0 Shares
10. Shared dispositive power: 610,584 Shares

11.  Aggregate amount beneficially owned by each reporting person:

610,584 Shares

12.  Check if the aggregate amount in row (11) excludes certain shares (see instructions):

[X]

13.  Percent of class represented by amount in row (11):

2.0%

14.  Type of reporting person (see instructions):

PN (Partnership)

CUSIP No: 391523107

1.  Names of reporting persons:

Financial Institution Partners, Ltd.

2.  Check the appropriate box if a member of a group (see instructions):

     (a) [X],

     (b) [   ]

3.  SEC Use Only:

4.  Source of funds (see instructions):

WC

5.  Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [  ]

6.  Citizenship or place of organization:

Place of Organization – Cayman Islands, BWI

Number of shares beneficially owned by each reporting person with:	7. Sole voting power: 0 Shares
8. Shared voting power: 251,729 Shares
9. Sole dispositive power: 0 Shares
10. Shared dispositive power: 251,729 Shares

11.  Aggregate amount beneficially owned by each reporting person:

251,729 Shares

12.  Check if the aggregate amount in row (11) excludes certain shares (see instructions):

[X]

13.  Percent of class represented by amount in row (11):

0.8%

14.  Type of reporting person (see instructions):

CO (Corporation)

CUSIP No: 391523107

1.  Names of reporting persons:

Financial Institution Partner III, L.P.

2.  Check the appropriate box if a member of a group (see instructions):

     (a) [X],

     (b) [   ]

3.  SEC Use Only:

4.  Source of funds (see instructions):

WC

5.  Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [  ]

6.  Citizenship or place of organization:

Place of Organization – State of Delaware

Number of shares beneficially owned by each reporting person with:	7. Sole voting power: 0 Shares
8. Shared voting power: 331,889 Shares
9. Sole dispositive power: 0 Shares
10. Shared dispositive power: 331,889 Shares

11.  Aggregate amount beneficially owned by each reporting person:

331,889 Shares

12.  Check if the aggregate amount in row (11) excludes certain shares (see instructions):

[X]

13.  Percent of class represented by amount in row (11):

1.1%

14.  Type of reporting person (see instructions):

PN (Partnership)

CUSIP No: 391523107

1.  Names of reporting persons:

Financial Institution Partner IV, L.P.

2.  Check the appropriate box if a member of a group (see instructions):

     (a) [X],

     (b) [   ]

3.  SEC Use Only:

4.  Source of funds (see instructions):

WC

5.  Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [  ]

6.  Citizenship or place of organization:

Place of Organization – State of Delaware

Number of shares beneficially owned by each reporting person with:	7. Sole voting power: 0 Shares
8. Shared voting power: 76,457 Shares
9. Sole dispositive power: 0 Shares
10. Shared dispositive power: 76,457 Shares

11.  Aggregate amount beneficially owned by each reporting person:

76,457 Shares

12.  Check if the aggregate amount in row (11) excludes certain shares (see instructions):

[X]

13.  Percent of class represented by amount in row (11):

0.2%

14.  Type of reporting person (see instructions):

PN (Partnership)

FN 1. This Schedule 13D is being filed by the Reporting Persons (as defined below) with respect to 1,734,974 shares (the "Reported Shares") of common stock of Great Wolf Resorts, Inc., par value $0.01 (the "Shares"), which constitutes approximately 5.6% of the issued and outstanding Shares. For purposes hereof, the term "Reporting Persons" means Eric D. Hovde, a citizen of the United States ("EDH"), Richard J. Perry, Jr., a citizen of the United States ("RJP"), Steven D. Hovde, a citizen of the United States ("SDH"), Hovde Capital Advisors LLC, a Delaware limited liability company (the "Investment Manager"), Financial Institution Partners, L.P., a Delaware limited partnership ("FIP LP"), Financial Institution Partners, Ltd., a Cayman Islands exempted company ("FIP LTD"), Financial Institution Partners III, L.P., a Delaware limited partnership ("FIP III"), and Financial Institution Partners IV, L.P., a Delaware limited partnership ("FIP IV"). EDH and RJP are the managing members of the Investment Manager, each of the General Partners of FIP LP, FIP III, and FIP IV, and the Management Company of FIP LTD. The Investment Manager provides investment management services to FIP LP, FIP LTD, FIP III and FIP IV. In addition, EDH, SDH, and RJP are trustees of the Eric D. and Steven D. Hovde Foundation, an irrevocable trust (the "Foundation"), and EDH and SDH are trustees of the Hovde Financial, Inc. Profit Sharing Plan and Trust, an employee benefits plan (the "Plan"). Further, RJP is the trustee of each of the Britta Ann Hovde Trust, an irrevocable trust ("BAHT"), and the Carlin Christine Tucker Trust, an irrevocable trust ("CCTT"). Except for 362,884 Shares which are directly beneficially owned by a separate account managed by the Investment Manager (the "SMA"), the direct beneficial owners of the Reported Shares as follows:

EDH: 59,671 Shares;
FIP LP: 610,584 Shares;
FIP LTD: 251,729 Shares;
FIP III: 331,889 Shares;
FIP IV: 76,457 Shares;
The Foundation: 19,315 Shares;
The Plan: 8,825 Shares;
BAHT: 2,000 Shares;
and CCTT: 2,000 Shares.

In addition to the foregoing, due to the positions described above, the following Reporting Persons may be deemed to have beneficial ownership over the Reported Shares as follows: As managing members of the Investment Manager, which provides investment management services to FIP LP, FIP LTD, FIP III, FIP IV and the SMA, EDH and RJP may be deemed to have beneficial ownership over those Shares directly owned by FIP LP, FIP LTD, FIP III, FIP IV, and the SMA. As trustees of the Plan, EDH and SDH may be deemed to have beneficial ownership over those Reported Shares directly owned by the Plan. As trustees of the Foundation, EDH, SDH and RJP may be deemed to have beneficial ownership over those Reported Shares directly owned by the Foundation. As trustee of BAHT and CCTT, RJP may be deemed to have beneficial ownership over those Reported Shares directly owned by BAHT and CCTT.

Further, due to the positions described above, certain of the Reporting Persons disclaim, and have not reported in Item 12 of the cover pages of this Schedule 13D, beneficial ownership over certain of the Reported Shares as follows: FIP LP disclaims beneficial ownership over all of the Reported Shares, except 610,584 of such Reported Shares, which it owns directly; FIP LTD disclaims beneficial ownership over all of the Reported Shares, except 251,729 of such Reported Shares, which it owns directly; FIP III disclaims beneficial ownership over all of the Reported Shares, except 331,889 of such Reported Shares, which it owns directly; FIP IV disclaims beneficial ownership over all of the Reported Shares, except 76,457 of such Reported Shares, which it owns directly; SDH disclaims beneficial ownership over all of the Reported Shares, except 28,140 of such Reported Shares, which are directly owned by the Foundation and the Plan; HCA disclaims beneficial ownership over all of the Reported Shares, except 1,643,163 of such Reported Shares, which are owned directly by FIP LP, FIP LTD, FIP III, FIP IV, and the SMA; RJP disclaims beneficial ownership over 68,496 Reported Shares, which are directly owned by EDH and the Plan; and EDH disclaims beneficial ownership over 4,000 Reported Shares, which are directly owned by BAHT and CCTT.

Introduction

This statement amends, by restating in its entirety (except with respect to Item 5(c), which reports only those transactions effected since the last amendment), the Schedule 13D filed by Eric D. Hovde on October 9, 2007, which was subsequently amended on January 22, 2008 and February 4, 2008 (as amended, the "Schedule 13D"), with respect to shares of common stock of Great Wolf Resorts, Inc. (the "Company"), par value $0.01 per share (the "Shares"). This Schedule 13D is being amended and restated (except with respect to Item 5(c)) to, among other things, include other persons and entities as Reporting Persons (as defined below) and modify the number of Shares beneficially owned by the Reporting Persons.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock of Great Wolf Resorts, Inc. (the "Company"), par value $0.01 per share (the "Shares"). The Company’s principal executive offices are located at 122 West Washington Avenue, Madison, WI 53703.

Item 2. Identity and Background

(a)

This Schedule 13D is being filed by the Reporting Persons. For purposes hereof, the term "Reporting Persons" shall mean Eric D. Hovde, a citizen of the United States ("EDH"), Richard J. Perry, Jr., a citizen of the United States ("RJP"), Steven D. Hovde, a citizen of the United States ("SDH"), Hovde Capital Advisors LLC, a Delaware limited liability company (the "Investment Manager"), Financial Institution Partners, L.P., a Delaware limited partnership ("FIP LP"), Financial Institution Partners, Ltd., a Cayman Islands exempted company ("FIP LTD"), Financial Institution Partners III, L.P., a Delaware limited partnership ("FIP III"), and Financial Institution Partners IV, L.P., a Delaware limited partnership ("FIP IV").

(b)

The business address or principal executive offices for each of the Reporting Persons is 1826 Jefferson Place, N.W., Washington, D.C. 20036, except that the business address for SDH is 1629 Colonial Parkway, Inverness, IL 60067.

(c)

The principal occupations of EDH and RJP are to serve as managing members of the Investment Manager. The principal occupation of SDH is to serve as the President and Chief Executive Officer of Hovde Financial, Inc., an investment banking affiliate of the Investment Manager. The principal business activity of the Investment Manager is to provide registered investment advisory services. The principal business activity of each of FIP LP, FIP LTD, FIP III and FIP IV (collectively, the "Funds") is to invest in securities.

(d)

None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The citizenship of each of the Reporting Persons is set forth above.

Item 3. Source and Amount of Funds or Other Consideration

With respect to the 1,734,974 Shares referred to in this Schedule 13D, which may be deemed to be beneficially owned by the Reporting Persons (the "Reported Shares"), the Direct Owners directly beneficially own the Reported Shares and used that amount of working capital, or if individuals, personal funds, to acquire the Reported Shares as set forth below. For purposes hereof, the term "Direct Owners" shall mean the Funds, the Foundation, the Plan, BAHT, CCTT, EDH, and a separate account managed by the Investment Manager (the "SMA").

EDH: 59,671 Shares; $1,014,407
The Foundation: 19,315 Shares; $202,614
The Plan: 8,825 Shares; $92,574
The SMA: 372,504 Shares; $4,966,477
FIP LP: 610,584 Shares; $6,936,512
FIP LTD: 251,729 Shares; $2,784,220
FIP III: 331,889 Shares; and $3,714,799
FIP IV: 76,457 Shares; $851,741
BAHT: 2,000 Shares; $19,561
CCTT: 2,000 Shares; $19,561

None of the Direct Owners used borrowed funds to acquire the Reported Shares.

Item 4. Purpose of Transaction

The Reporting Persons remain concerned that that Issuer’s operating performance and return on invested capital continue to be unsatisfactory. Specifically, the Reporting Persons believe there is a lack of direction at the Issuer resulting from the failure of the Issuer’s Board of Directors (the "Board") to provide appropriate leadership, a disappointing management team and a lack of any meaningful ownership of the Issuer’s shares by the members of the Board other than Mr. John Emery (the "CEO"), Chief Executive Officer of the Issuer. Accordingly, the Reporting Persons believe that shareholder value would be enhanced if the Board: (a) contained directors with a meaningful equity ownership interest in the Issuer thereby increasing alignment with the interests of its shareholders; (b) immediately commenced an independent process to fully evaluate the Issuer’s strategic options, which may include an extraordinary corporate transaction, and (c) took measures to promptly reduce the Issuer’s expenses and unnecessary overhead.

As previously reported in the Schedule 13D, Eric D. Hovde contacted the CEO and requested that the Issuer take such actions as may be necessary to replace two or more of its existing directors with two or more directors who are representative of the significant shareholders of the Issuer. In response to this request and a follow-up letter from Eric D. Hovde, dated January 21, 2008, addressed to the Issuer’s Board and CEO, the Board’s Chairman, Joseph Vittoria, by letter dated January 24, 2008, rejected Eric D. Hovde’s request

On Wednesday, January 30, 2008, the Reporting Persons caused to be provided to the Issuer written notice (the "Notice"), as required under Article II, Section 10 of the Amended and Restated Bylaws of the Issuer, of the Reporting Persons’ intent to nominate three individuals (the "Nominees") for election to the Board at the 2008 annual meeting of stockholders of the Issuer (including any adjournment, postponement or rescheduling thereof, the "2008 Annual Meeting"). Based on the Board’s current composition, if the Nominees are elected to the Board at the 2008 Annual Meeting, the Nominees will represent three of the eight members of the Board. If the Nominees are elected to the Board, although only constituting a minority of the Board, the Nominees will seek to take such actions as may be appropriate to have the Board implement the initiatives described above.

The three Nominees that the Reporting Persons intend to nominate for election to the Board at the 2008 Annual Meeting are: (i) Eric D. Hovde, (ii) Richard T. Murray III, and (iii) Eric S. Lund. Mr. Hovde is Co-Founder, President, Chief Executive Officer and Chief Investment Officer of Hovde Capital Advisors LLC, a registered investment advisor that provides investment management services to certain hedge funds. Mr. Murray is a Senior Investment Analyst with Hovde Capital Advisors LLC. Mr. Lund is the Co-founder and Chief Operating Officer of S&L Hospitality, a privately-held real estate development, management and investment company.

On March 13, 2008, in connection with the Reporting Persons’ intent to nominate the Nominees for election to the Board, the Reporting Persons filed with the Securities and Exchange Commission a filing under Rule 14a-12 of the Exchange Act, as amended, that included information about the participants in the Reporting Persons’ solicitations for proxies at the 2008 Annual Meeting. A copy of this filing is attached hereto as Exhibit B.

Item 5. Interest in Securities of the Issuer.

(a)

The Reporting Persons may be deemed to beneficially own 1,734,974 Shares, which represents 5.6% of the issued and outstanding Shares, assuming there are 30,849,068 Shares issued and outstanding as of the date hereof, which amount was reported in the Issuer’s Form 10-K for the period ended December 31, 2007. Due to the positions described above, the Reporting Persons may be deemed to beneficially own, and may share or have sole power to vote, direct the vote, dispose of, or direct the disposition of, certain of the Reported Shares as follows:

Reporting	Shares	Percent of	Sole Power	Shared Power
Person	Beneficially	Outstanding
	Owned
EDH	1,730,974 Shares	5.6	59,671 Shares	1,671,303 Shares
SDH	28,140 Shares	0.1	-	28,140 Shares
RJP	1,655,988 Shares	5.4	-	1,655,988 Shares
Investment	1,643,163 Shares	5.4	-	1,643,163 Shares
Manager
FIP LP	610,584 Shares	2.0	-	610,584 Shares
FIP LTD	251,729 Shares	0.8	-	251,729 Shares
FIP III	331,889 Shares	1.1	-	331,889 Shares
FIP IV	76,457 Shares	0.2	-	76,457 Shares

In addition to the foregoing, Eric S. Lund, who is one of the Nominees, is the direct beneficial owner of 2,747 Shares. These Shares have not been included in any calculations hereunder, including the calculation of Reported Shares. The Reporting Persons expressly disclaim beneficial ownership of any of these Shares.

(b)

See Item 5(a) above.

(c)

Since the last amendment to this Schedule 13D on February 4, 2008, none of the Reporting Persons have effected any transactions in the Shares. However, this amendment broadens the definition of Reporting Persons, thereby increasing the number of Reported Shares to 1,734,974 to include those Shares directly beneficially owned by BAHT and CCTT, which are 2,000 Shares each.

(d)

No persons (other than the Direct Owners) are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reported Shares.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for the Joint Filing Agreement attached hereto as Exhibit A and as described above in Item 4 hereof, none of the Reporting Persons have entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement, dated March 13, 2008.
Exhibit B - 14a-12 filing of the Reporting Persons, filed March 13, 2008

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2008	ERIC D. HOVDE

Signed: /s/ Eric D. Hovde

RICHARD J. PERRY, JR.

Signed: /s/ Richard J. Perry, Jr.

STEVEN D. HOVDE

Signed: /s/ Steven D. Hovde

HOVDE CAPITAL ADVISORS LLC

Signed: /s/ Eric D. Hovde
Title: Managing Member

FINANCIAL INSTITUTION PARTNERS, L.P.

By: Hovde Capital IV, LLC
Its: General Partner

Signed: /s/ Eric D. Hovde
Title: Managing Member

FINANCIAL INSTITUTION PARTNERS, LTD.

Signed: /s/ Eric D. Hovde
Title: Director

FINANCIAL INSTITUTION PARTNERS III, L.P.

By: Hovde Capital, Ltd.
Its: General Partner

Signed: /s/ Eric D. Hovde
Title: Managing Member

FINANCIAL INSTITUTION PARTNERS IV, L.P.

By: Hovde Capital Limited IV LLC
Its: General Partner

Signed: /s/ Eric D. Hovde
Title: Managing Member

Exhibit A

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of March 13, 2008, is by and among Eric D. Hovde, a citizen of the United States; Richard J. Perry, Jr., a citizen of the United States; Steven D. Hovde, a citizen of the United States; Hovde Capital Advisors LLC, a Delaware limited liability company; Financial Institution Partners, L.P., a Delaware limited partnership; Financial Institution Partners, Ltd, a Cayman Islands exempted company; Financial Institution Partners III, L.P., a Delaware limited partnership; and Financial Institution Partners IV, L.P., a Delaware limited partnership (the foregoing are collectively referred to herein as the "Hovde Filers").

Each of the Hovde Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to shares of common stock, $0.01 par value per share, of Great Wolf Resorts, Inc. beneficially owned by them from time to time. Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Hovde Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule. This Joint Filing Agreement may be terminated by any of the Hovde Filers upon two business days’ prior written notice (or such lesser period of notice as the Hovde Filers may mutually agree) to the other parties hereto.

Executed and delivered as of the date first above written.

ERIC D. HOVDE

Signed: /s/ Eric D. Hovde

RICHARD J. PERRY, JR.

Signed: /s/ Richard J. Perry, Jr.

STEVEN D. HOVDE

Signed: /s/ Steven D. Hovde

HOVDE CAPITAL ADVISORS LLC

Signed: /s/ Eric D. Hovde
Title: Managing Member

FINANCIAL INSTITUTION PARTNERS, L.P.

By: Hovde Capital IV, LLC
Its: General Partner

Signed: /s/ Eric D. Hovde
Title: Managing Member

FINANCIAL INSTITUTION PARTNERS, LTD.

Signed: /s/ Eric D. Hovde
Title: Director
FINANCIAL INSTITUTION PARTNERS III, L.P.

By: Hovde Capital, Ltd.
Its: General Partner

Signed: /s/ Eric D. Hovde
Title: Managing Member

FINANCIAL INSTITUTION PARTNERS IV, L.P.

By: Hovde Capital Limited IV LLC
Its: General Partner

Signed: /s/ Eric D. Hovde
Title: Managing Member

Exhibit B

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934

FILED BY THE REGISTRANT ☐
FILED BY A PARTY OTHER THAN THE REGISTRANT ☒

Check the appropriate box:

☐  Preliminary Proxy Statement
☐  Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐  Definitive Proxy Statement
☐  Definitive Additional Materials
☒  Soliciting Material Pursuant to ss. 240.14a-12

GREAT WOLF RESORTS, INC.
(Name of Registrant as Specified In Its Charter)

__________________________

CONCERNED GREAT WOLF STOCKHOLDERS’ COMMITTEE
HOVDE CAPITAL ADVISORS LLC
FINANCIAL INSTITUTION PARTNERS, L.P.
FINANCIAL INSTITUTION PARTNERS, LTD.
FINANCIAL INSTITUTION PARTNERS III, L.P.
FINANCIAL INSTITUTION PARTNERS IV, L.P.
THE HOVDE FINANCIAL, INC. PROFIT SHARING PLAN AND TRUST
THE ERIC D. AND STEVEN D. HOVDE FOUNDATION
THE BRITTA ANN HOVDE TRUST THE
CARLIN CHRISTINE TUCKER TRUST
STEVEN D. HOVDE
RICHARD J. PERRY, JR.
ERIC D. HOVDE
RICHARD T. MURRAY III
ERIC S. LUND

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

PAYMENT OF FILING FEE (CHECK THE APPROPRIATE BOX):

☒ No fee required.
☐ Fee computed on table below per Exchange Act Rule 14a-6(i)(4) and 0-11.

1) Title of each class of securities to which transaction applies:
2) Aggregate number of securities to which transaction applies:
3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
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As a result of the precipitous drop in the stock price of Great Wolf Resorts, Inc. (the "Company"), which the Concerned Great Wolf Stockholders’ Committee (the "Committee") believes is directly attributable to a lack of meaningful oversight and stewardship by the Company’s board of directors, in connection with the Company’s upcoming 2008 annual meeting of stockholders (the "Annual Meeting"), the Committee intends to file a proxy statement with the Securities and Exchange Commission (the "SEC") to solicit stockholders of the Company with respect to the election of directors, including for the election of the Committee’s three nominees for election to the Company’s board of directors. The Committee’s nominees are Eric D. Hovde, Richard T. Murray III and Eric S. Lund. THE COMMITTEE STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION. SUCH PROXY STATEMENT, WHEN FILED, AND ANY OTHER RELEVANT DOCUMENTS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV. IN ADDITION, INVESTORS WILL BE ABLE TO OBTAIN FREE COPIES OF THE PROXY STATEMENT FROM THE COMMITTEE BY CONTACTING HOVDE CAPITAL ADVISORS LLC, 1826 JEFFERSON PLACE, NW, WASHINGTON, DC 20036.

COMMITTEE PARTICIPANT INFORMATION

In accordance with Rule 14a-12(a)(1)(i) of the Securities Exchange Act of 1934, as amended, the following persons are anticipated to be, or may be deemed to be, participants in any such proxy solicitation by the Committee in connection with the Company’s 2008 Annual Meeting:

Hovde Capital Advisors LLC, a Delaware limited liability company (the "Investment Advisor"); Financial Institution Partners, L.P., a Delaware limited partnership ("FIP LP"); Financial Institution Partners, Ltd., a Cayman Islands exempted company ("FIP LTD"); Financial Institution Partners III, L.P., a Delaware limited partnership ("FIP III"); Financial Institution Partners IV, L.P., a Delaware limited partnership ("FIP IV"); the Eric D. and Steven D. Hovde Foundation, an irrevocable trust (the "Foundation"); the Hovde Financial, Inc. Profit Sharing Plan and Trust, an employee benefit plan (the "Plan"); the Britta Ann Hovde Trust, an irrevocable trust ("BAHT"); the Carlin Christine Tucker Trust, an irrevocable trust ("CCTT"); Steven D. Hovde ("S. Hovde"); Eric D. Hovde ("E. Hovde"); and Richard J. Perry, Jr.

In addition to Mr. E. Hovde, a managing member of the Investment Advisor, Richard T. Murray, a senior investment analyst with the Investment Advisor, and Eric S. Lund, Co-founder and Chief Operating Officer of S&L Hospitality, are the Committee’s nominees for election to the Company’s board of directors.

Mr. E. Hovde and Mr. Perry are the managing members of the Investment Advisor, which serves as the investment manager to FIP LP, FIP LTD, FIP III and FIP IV; Messrs. E. Hovde, S. Hovde and Perry are Trustees of the Foundation; Messrs. E. Hovde and S. Hovde are Trustees of the Plan; and Mr. Perry is the Trustee of each of BAHT and CCTT.

The Committee and certain of these persons and entities, through their positions as described above, hold direct or indirect interests in shares of the Company’s common stock, par value $0.01 per share (the "Shares") as follows: Mr. E. Hovde directly beneficially owns 59,671 Shares. Messrs. Hovde and Perry, as the managing members of the Investment Advisor and each of the general partners of FIP LP, FIP III and FIP IV and the management company of FIP LTD, may be deemed to have beneficial ownership over 1,643,163 Shares, which Shares include 372,504 Shares directly beneficially owned by a separately managed account, 610,584 Shares directly beneficially owned by FIP LP, 251,729 Shares directly beneficially owned by FIP LTD, 331,889 Shares directly beneficially owned by FIP III, and 76,457 Shares directly beneficially owned by FIP IV. Additionally, Messrs. E. Hovde, S. Hovde and Perry, as the trustees of the Foundation, may be deemed to have beneficial ownership over 19,315 Shares, which Shares are directly beneficially owned by the Foundation. Further, Messrs. E. Hovde and S. Hovde, as the trustees of the Plan, may be deemed to have beneficial ownership over 8,825 Shares, which Shares are directly beneficially owned by the Plan. Moreover, Mr. Perry, as the trustee of BAHT and CCTT, may be deemed to have beneficial ownership over 4,000 Shares, 2,000 Shares of which are directly beneficially owned by BAHT and 2,000 Shares of which are directly beneficially owned by CCTT.

Mr. Lund directly beneficially owns 2,747 Shares.

Richard T. Murray III does not have any direct or indirect interests, by security holdings or otherwise, required to be disclosed herein, except his interest in being nominated and elected as a director of the Company.

Hovde Capital Advisors LLC
1826 Jefferson Place, NW
Washington, DC 20036
Phone: 202-822-8117